Exhibit 99.5

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity
SIMS METAL MANAGEMENT LIMITED

ABN
69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(1) Ordinary shares (2) Restricted stock units [SGMAI]

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 2,784 (2) (2,784)

+  See chapter 19 for defined terms.

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3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

+	See chapter 19 for defined terms.

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4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	(1) Yes (2) N/A
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of fully paid ordinary shares pursuant to the vesting of restricted stock units under the Sims Metal Management Long Term Incentive Plan.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

N/A

6b	The date the security holder resolution under rule 7.1A was passed

6c	Number of +securities issued without security holder approval under rule 7.1

6d	Number of +securities issued with security holder approval under rule 7.1A

+	See chapter 19 for defined terms.

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6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)

6f	Number of securities issued under an exception in rule 7.2

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements

7	Dates of entering +securities into uncertificated holdings or despatch of certificate	23 August 2013

+	See chapter 19 for defined terms.

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		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	204,317,065	Fully paid ordinary shares

+	See chapter 19 for defined terms.

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		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)	4,206,317

performance rights and restricted stock units

[SGMAI]

(this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the performance rights and restricted stock units assuming that the performance hurdles are met under the SimsMM Plan or the former Sims Metal Management Long Term Incentive Plan or individual contracts.

		_______
		492,000

options [SGMAK]

(issued to certain executives that were formerly executives of Metal Management Inc (“MMI”) under the former MMI 2002 Incentive Plan and that are outstanding under the Sims Metal Management Limited Transition Incentive Stock Plan - this is the maximum number of ordinary shares which may be issued pursuant to the exercise of options.

		_______
		45,145

options exp 24/11/ 2015 [SGMAK]

(issued to executive directors pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

		_______
		273,999

options exp 2/04/2016 [SGMAK]

(issued to certain executives pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

		_______
		850,946

options exp 17/06/2016 [SGMAK]

(issued to certain executives pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

+	See chapter 19 for defined terms.

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________
4,747

options exp 22/10/2016 [SGMAK]

(issued to executive pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

________
370,915

options exp 23/11/ 2016 [SGMAK]

(issued to certain executives, including the executive director, pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

________
501,214

options exp 17/12/ 2016 [SGMAK]

(issued to certain executives, including the executive director, pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

________
203,908	options exp 22/11/ 2017 [SGMAK] (issued to executive pursuant to the SimsMM Plan - this is the maximum number of ADSs which may be issued pursuant to the exercise of options)
________
714,796

options exp 30/11/2017 [SGMAK]

(issued to executives pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

________
16,499	options exp 17/12/2017 [SGMAK] (issued to executive pursuant to the SimsMM Plan - this is the maximum number of ADSs which may be issued pursuant to the exercise of options)
________
1,311,976

options exp 11/11/2018 [SGMAK]

(issued to executive pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

________
2,222,892

options exp 16/11/2019 [SGMAK]

(issued to executive pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

+	See chapter 19 for defined terms.

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10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 – Bonus issue or pro rata issue
11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

+	See chapter 19 for defined terms.

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20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+	See chapter 19 for defined terms.

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32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

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Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	N/A
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

+	See chapter 19 for defined terms.

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Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 23/8/2013
(Company secretary)

Print name:	Frank Moratti

== == == == ==

+	See chapter 19 for defined terms.

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Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue
Add the following:
•	Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2
•	Number of fully paid ordinary securities issued in that 12 month period with shareholder approval
•	Number of partly paid ordinary securities that became fully paid in that 12 month period
Note:
•	Include only ordinary securities here – other classes of equity securities cannot be added
•	Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
•	It may be useful to set out issues of securities on different dates as separate line items
Subtract the number of fully paid ordinary securities cancelled during that 12 month period
“A”

+	See chapter 19 for defined terms.

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Step 2: Calculate 15% of “A”
“B”	0.15
[Note: this value cannot be changed]
Multiply “A” by 0.15
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued:
• Under an exception in rule 7.2
• Under rule 7.1A
• With security holder approval under rule 7.1 or rule 7.4
Note:
• This applies to equity securities, unless specifically excluded – not just ordinary securities
• Include here (if applicable ) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
“C”
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2
Subtract “C” Note: number must be same as shown in Step 3
Total [“A” x 0.15] – “C”
[Note: this is the remaining placement capacity under rule 7.1]

Part 2

+	See chapter 19 for defined terms.

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Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A
Notes:
• This applies to equity securities – not just ordinary securities
• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items
“E”

+	See chapter 19 for defined terms.

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Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2
Subtract “E” Note: number must be same as shown in Step 3
Total [“A” x 0.10] – “E”
Note: this is the remaining placement capacity under rule 7.1A

+	See chapter 19 for defined terms.

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